(FORMERLY CREAM MINERALS LTD.)

MANAGEMENT’S DISCUSSION & ANALYSIS

NINE MONTHS ENDED DECEMBER 31, 2013

Agave Silver Corp.

(formerly Cream Minerals Ltd.)

Management’s Discussion & Analysis

Nine months ended December 31, 2013

Forward Looking Statements………………………………………………………………….		3
Cautionary Note to United States Investors Concerning Mineral Reserves And Resources….		4
1.1 1.2	Date of Management Discussion and Analysis………………………………………... Overview……………………………………………………………………………….	4 4
1.21	Nuevo Milenio Silver – Gold Project, Mexico…………………………………………	5
1.22	Kaslo Silver Property, British Columbia……………………………………………….	7
1.23	Stephens Lake and Stephens Trout Properties, Manitoba ………………………….	7
1.3	Results of Operations…………………………………………………………………...	8
1.4	Summary of Quarterly Results…………………………………………………………	10
1.5	Liquidity and Capital Resources………………………………………………………..	11
1.6	Off Statement of Financial Position Arrangements……………………………………	12
1.7	Transactions with Related Parties………………………………………………………	12
1.8	Critical Accounting Estimates and Judgments…………………………………………	13
1.9	Changes In Accounting Policies………………………………………………………..	15
1.10	Internal Controls Over Financial Reporting……………………………………………	17
1.11	Financial Instruments and Other Instruments………………………………………….	17
1.12	Risks and Uncertainties………………………………………………………………...	20
1.13	Additional Disclosure for Venture Issuers without Significant Revenue………………	23
1.14	Outstanding Share Data………………………………………………………………...	23

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Agave Silver Corp.

(formerly Cream Minerals Ltd.)

Management’s Discussion & Analysis

Nine months ended December 31, 2013

This document constitutes Management’s Discussion and Analysis of the financial and operational results of Agave Silver Corp. (“Agave” or the “Company”) for the nine months ended December 31, 2013. This MD&A supplements, but does not form part of the unaudited condensed consolidated interim financial statements of the Company for the nine months ended December 31, 2013, and should be read in conjunction with the annual audited consolidated financial statements of Agave for the years ended March 31, 2013 and 2012 and the related notes thereto. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Unless indicated otherwise, all financial data in this MD&A has been prepared in accordance with IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

FORWARD LOOKING STATEMENTS

Certain statements in this MD&A, other than statements of historical fact, constitute “forward-looking information” within the meaning of Canadian securities legislation, and the United States Private Securities Litigation Reform Act of 1995. “Forward-looking information” includes, but is not limited to, statements with respect to potential mineralization and geological merits of the Nuevo Milenio project and the Company's other exploration projects the Company's future plans, exploration and drilling programs, objectives, business strategy, budgets, projected costs, financial results, expected cash runway and liquidity, and requirements for additional capital. In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects”, “contemplates”, “budget”, “possible”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking information is based on assumptions regarding future events and other matters and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Assumptions on which forward-looking information in this MD&A is based include the assumption that strategic alternatives are available to the Company, the assumption the Company will continue as a going concern and will continue to be able to access the capital required to advance its projects and continue operations. Risks and uncertainties include, among others: inherent risks involved in the exploration and development of mineral properties; uncertainties involved in interpreting drill results and other exploration data; potential for delays in exploration activities; geology, grade and continuity of mineral deposits; possibility that future exploration results may not be consistent with the Company's current expectations; reduction in future prices of precious metals; currency fluctuations; accidents, labor disputes and other risks associated with the mining industry; delays in obtaining governmental approvals; uncertainties relating to the availability and costs of financing required in the future; events adversely affecting the cash resources and estimated cash availability; and competition and loss of key employees. Other risks and uncertainties are discussed throughout this MD&A and, in particular, in the section below entitled “Risks and Uncertainties”.

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Agave Silver Corp.

(formerly Cream Minerals Ltd.)

Management’s Discussion & Analysis

Nine months ended December 31, 2013

In making the statements in this MD&A containing forward-looking information, the Company has applied several material assumptions, including but not limited to, assumptions regarding the ability of the Company to obtain, on reasonable terms, the necessary financing to complete the exploration and development of its property interests, as well as the future profitable production or proceeds from the disposition of the Company's exploration and evaluation assets.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

The Company disclaims any intention or obligation to update or revise the forward-looking information in this MD&A, whether as a result of new information, events or otherwise, except as required by applicable securities legislation. Accordingly, readers are cautioned not to put undue reliance on forward-looking information.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING MINERAL RESERVES AND RESOURCES

This MD&A uses the terms ‘mineral reserves’, ‘measured resources’, ‘indicated resources’ and ‘inferred resources’, which are Canadian mining terms defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”), and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended. Such definitions differ from those outlined in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7, and the definitions of resources are not recognized and are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this document containing descriptions of mineralization and reserves and resources under Canadian standards may not be comparable to similar information made by U.S. companies subject to reporting and disclosure requirements of the SEC. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves. In addition, “inferred resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an “inferred resource” will ever be upgraded to a higher category. Under NI 43-101, estimates of “inferred resources” may not form the basis of an economic study, or “feasibility study” or “pre-feasibility study” as defined in NI 43-101, except for a “preliminary economic assessment” as defined under NI 43-101, and in accordance with the parameters set forth under NI 43-101. U.S. investors are cautioned not to assume that part or all of an “inferred resource” exists, or is economically or legally mineable.

1.1	DATE OF THE MD&A

The MD&A was approved by the Board of Directors on February 21, 2014.

1.2	OVERVIEW

 Agave is a junior resource company engaged in the exploration and development of silver and gold exploration properties. The Company maintains an exploration property in Mexico, the Nuevo Milenio Silver-Gold project (“Nuevo Milenio”) as well as an early stage exploration property and a joint interest in another early stage property in Canada. Agave was incorporated on October 12, 1966 in the Province of British Columbia under the Business Corporations Act of British Columbia.

4

Agave Silver Corp.

(formerly Cream Minerals Ltd.)

Management’s Discussion & Analysis

Nine months ended December 31, 2013

Agave maintains its corporate office in Vancouver, BC. Agave has a Mexican subsidiary, Cream Minerals de Mexico, S.A. de CV., which maintains an administrative office in Durango, Mexico.

The Company’s common shares trade on the TSX Venture Exchange, the OTCQB Exchange and the Frankfurt Exchange.

Our mission statement is to promote honesty, integrity and putting money “into the ground”. We are increasing property tenure and building relationships with historic operators all while building value for our shareholders.

Over the past five months we have been able to secure financing that allowed us to pay off the majority of outstanding current payables. To help in our cost saving measures, the President is deferring salaries.

Agave’s consolidated loss for the three months ended December 31, 2013 was $239,642 or $0.00 per share compared to Agave’s consolidated loss of $538,312 or $0.00 per share in the three months ended December 31, 2012.

Agave’s consolidated loss for the nine months ended December 31, 2013 (“Q3 2014”) was $926,848 or $0.01 per share compared to Agave’s consolidated loss of $1,403,620 or $0.01 per share in the nine months ended December 31, 2012 (“Q3 2013”).

On March 25, 2013, the Company filed an independent NI 43-101 Technical Report on Nuevo Milenio. The 2013 Report contains an updated independent mineral resource estimate on the Nuevo Milenio project (the “Mineral Resource Estimate”) and replaces in its entirety all previous resource estimates filed by Agave as the previous resource estimates can no longer be relied upon.

The Board of Directors initiated a review of Agave’s strategic alternatives intended to maximize shareholder value and a Special Committee of independent directors (the “Special Committee”) was appointed in the first quarter of the 2012 fiscal year. The Company has since disbanded the special committee in favor of internal financing opportunities.

The Company has one operating segment, which is the exploration and evaluation of mineral properties.

The Company’s principal operations are carried out in Canada and Mexico. The majority of investment income is earned in Canada. Segmented assets by geographical location are disclosed in Note 10 of the Financial Statements for the period ended December 31, 2013.

Mexico Property

1.21	Nuevo Milenio Silver-Gold Project, Mexico

The 100% owned Nuevo Milenio encompasses 2612.5 Ha and is located in Nayarit State, Mexico. Nuevo Milenio is 27 kms driving distance (24 kms by highway and paved secondary roads, 3 kms by dirt road) from Tepic, the capital of Nayarit State. Tepic is an important commercial centre with a population of over 300,000 people located 150 km’s northeast of Puerto Vallarta. Cost effective access to infrastructure is an important feature of Nuevo Milenio. Power lines, water, a railway, highways, and an airport are all within reasonable distance of the property.

5

Agave Silver Corp.

(formerly Cream Minerals Ltd.)

Management’s Discussion & Analysis

Nine months ended December 31, 2013

The Company will continue to keep the property in good standing by paying all property taxes and ensuring all State and Federal Mexican government regulations are adhered to and all required reports are filed on time. In addition, access to the property will be maintained to facilitate site visits.

Expenditures incurred by the Company on Nuevo Milenio in the nine months ended December 31, 2013 (December 31, 2012 amounts in parentheses) amounted to $314,682 ($471,427) and are made up of the following: assays and analysis - $Nil ($2,624); geological and geophysical - $75,308 ($225,891); site activities - $237,898 ($227,631); and travel and accommodation - $1,476 ($15,281).

Nuevo Milenio Project Setting

Regional, Local and Property Geology

The Nuevo Milenio Project is located in the Sierra Madre Occidental Geological Province which extends from the United States Mexican border south to Guadalajara. Magmatic activity, which includes the emplacement of intrusions into the upper crust as well as eruptive activity, occurs as the result of the subduction of the Pacific (Faralon) Plate under the North American Plate. The Faralon Plate has been shown to be descending on an angle of approximately 50 degrees at a rate of 3-4 cm per year. The Sierra Madre Occidental Geological Province is adjoined on its south-western flank by the Jalisco Block, s segment of crust bordered by the Pacific Plate to the West and a series of pull-apart basins (grabens or rifts) to the northeast and southeast. The pull-apart activity has been responsible for detaching the Jalisco Block from the North American Plate, and it now acts as a separate floating segment of crust bordered by the Colima rift to the east and the Tepci-Zacoalco rift to the north. The grabens are controlled by steeply dipping normal faults. These faults and related structures act as important controls on the development of gold and silver bearing vein systems.

The Sierra Madre Occidental Geological Province abuts the east-west trending Trans-Mexican volcanic belt which is of a similar age. The Trans-Mexican volcanic belt hosts several silver-gold deposits including the Deloro, Gammon Lake and O’Campa.

Regionally, the basement rocks seem to be vertically dipping, well bedded, deeply weathered mafic tuffs which are exposed along the western margin of the property and may be part of the Jalisco Block. They can be traced to within 200 m of the flat lying Nuevo Milenio sequence of felsic volcanic rock and appear to continue beneath it.

The Nuevo Milenio mineralized lapilli tuff-agglomerate terminates in a sinter zone and is capped by finely bedded ignimbritic units of fine-grained welded, ash fall tuffs. These two units make up the Nuevo Milenio sequence which is surrounded by volcanic rocks of the San Pedro-Ceboruco Graben. These rocks are much younger and were deposited in a graben within the Sierra Madre Occidental rocks.

Major faulting has been identified in the graben, in north-south and west-northwest directions and may be present in the mineralized sequence. East-northeast faulting has been reported from the property and appears to offset sections of the mineralized structures. The extent of these faults and their displacements is unknown. However, the thick ash fall tuff unit that forms the hanging wall of the deposits does not seem to be significantly displaced.

6

Agave Silver Corp.

(formerly Cream Minerals Ltd.)

Management’s Discussion & Analysis

Nine months ended December 31, 2013

Nuevo Milenio is a low sulphidation, epithermal precious metal prospect containing silver-gold mineralization in quartz vein and quartz stock work zones. The Project is hosted by a sequence of intermediate to felsic lithic tuffs, ash tuffs, ash flows and breccias - within a large collapsed caldera setting. The collapsed caldera is set in an area of Micocene volcanics. Younger rhyolite domes and basalt vents define volcanic centres along the Caldera rim. Three principal northwest trending zones have been identified on the property, Veta Tomas-Dos Hornos, Once Bocas North-Once Bocas South and Chacuaco-Cafetal.

Economically interesting epithermal silver-gold mineralization of the low sulphidation type occurs in steeply dipping, laminated to vuggy quartz veins and stockworks that are exclusively hosted by a lapilli tuff-agglomerate formation. Surface mapping has identified numerous vein-systems, Dos Hornos 1 and 2, Veta Tomas, Once Bocas, Cafetal and Chacuaco, which define three continuous structures striking northwest to southeast across the property. The structures that control mineralization extend beyond their explored length and pass under younger volcanic tuffs and flows which have not been explored in any detail. Disseminated mineralization occurs with variable amounts of fine-grained sulphide, mainly pyrite, which become scarcer in the upper portions of the geothermal system. The near-surface portions of the deposits were mined during the Spanish colonial period.

Canadian Properties

1.22	Kaslo Silver Property, British Columbia

The 100% owned 4,000 Ha Kaslo Silver Property (“Kaslo”), a silver target, hosts eleven historic high-grade silver mineralized zones within a 14 kilometres of sub-parallel shear zones. Nine high-grade silver-lead-zinc mines operated on the Kaslo Property at various times from 1895 to 1966. The property is located 12 kilometres west of Kaslo in southern British Columbia.

Mr. Derek McBride, P.Geo, has supervised the Company’s previous exploration programs summarized above and is the Company’s supervisor and “Qualified Person” with respect to this property for the purpose of NI 43-101.

1.23	Stephens Lake and Stephens Trout Properties, Manitoba

The Company has historically held, jointly with Sultan Minerals Inc. (“Sultan”) and ValGold Resources Ltd. (“ValGold”), a 75% interest in two staked claims. The property has been written down to nil as there are no future plans to continue with exploration.

7

Agave Silver Corp.

(formerly Cream Minerals Ltd.)

Management’s Discussion & Analysis

Nine months ended December 31, 2013

1.3	RESULTS OF OPERATIONS

Nine months ended December 31, 2013 compared to nine months ended December 31, 2012

Statement of Operations and Comprehensive Loss

In the nine month period ended December 31, 2013, Cream incurred a loss of $926,848, and a loss per common share of $0.01, compared to a loss of $1,403,620, and a loss of $0.01 per common share in the nine month period ended December 31, 2012.

Exploration costs of $343,639 (2012 - $491,385) contributed to the loss in each period. The majority of the exploration expenditures in both quarters related to the Nuevo Milenio, Mexico project.

Total expenses other than exploration costs totaled $633,487 (2012 - $914,876). Significant differences between the levels of expenditures in the periods include the following:

Consulting and directors fees decreased from $64,762 to $38,500. A new board of directors was appointed on September 27, 2013 and the Company no longer incurs directors’ fees.

General and administrative expenses, consisting of depreciation and office and administration, decreased from $135,483 to $34,484. Rent, office expenses and other overhead costs decreased as Agave relocated to smaller space in September, 2012, and again in October 2013, and no longer used Quorum Management and Administrative Services Inc. (“Quorum”) for these services. Accruals made in prior periods were adjusted for in this period, which offset some of the expenses incurred during the period.

Salaries and benefits increased from $311,436 to $333,045 due primarily to severance fees related to the reorganization of the Company effective October 3, 2013.

Shareholder communications decreased from $162,338 to $83,626 due to the decrease in salary and services related to investor relations, and the decrease in advertising costs, filing costs and news releases disseminated.

The Company wrote-down exploration and evaluation assets $97,080 in the nine months ended December 31, 2012, with no comparable write-down in the nine months ended December 31, 2013.

The gain from the sale of the Company’s Wine Property in Manitoba in the amount of $50,000 further contributed to the decrease in loss compared to the prior period.

Statement of Cash Flows

Cash for the nine month period ended December 31, 2013 (2012 numbers in parentheses) used in operations was $1,073,534 (used $475,698); provided by investing activity was $10,025 (provided $99,877), as the Company withdrew short-term investments; and provided by financing activities was $1,030,000 (provided $404,650), as the Company issued 10,300,000 common shares pursuant to a private placement during the period.

8

Agave Silver Corp.

(formerly Cream Minerals Ltd.)

Management’s Discussion & Analysis

Nine months ended December 31, 2013

Three months ended December 31, 2013 compared to three months ended December 31, 2012

Statement of Operations and Comprehensive Loss

For the three months ended December 31, 2013, Agave incurred a loss of $239,642, a loss per common share of $0.00, compared to a loss of $538,312, a loss of $0.00 per common share in the three month period ended December 31, 2012.

Exploration costs of $78,015 (2012- $137,525) were primarily due to the Nuevo Milenio, Mexico project. Costs incurred in the three months ended December 31, 2012 were mainly due to costs incurred related to the NI 43-101 report, whereas costs incurred in the three months ended December 31, 2013 were primarily related to salaries and benefits and accruals for severance for Mexican employees.

Total expenses other than exploration costs totalled $161,644 (2012 - $401,152). Significant differences between the levels of expenditures in the three months ended December 31, 2013 and 2012 respectively, include the following:

Consulting and directors fees decreased from $19,749 to Nil. A new board of directors was appointed on September 27, 2013 and the Company no longer incurs directors’ fees.

General and administrative expenses, consisting of depreciation and office and administration, decreased from $45,160 to $24,622. Rent, office expenses and other overhead costs decreased as Agave relocated to a smaller space in September, 2012 and again in October 2013, and no longer used Quorum for these services.

Professional fees decreased from $59,027 to $44,672. Legal, audit, accounting and tax fees decreased as there was less activity in the Company.

Salaries and benefits decreased from $113,956 to $58,761 due primarily to the decrease in executive salaries upon the reorganization of the Company effective October 3, 2013, and severance accruals that were incurred in Q3 2013 with no comparable expense in Q3 2014.

Shareholder communications decreased from $65,890 to $30,030 due to the decrease in salary and services related to investor relations, and the decrease in advertising costs, filing costs and news releases disseminated.

Write-down of exploration evaluation assets decreased from $97,080 to Nil. The Company wrote-down exploration and evaluation assets $97,080 in the three months ended December 31, 2012 with no comparable write-down in the three months ended December 31, 2013.

9

Agave Silver Corp.

(formerly Cream Minerals Ltd.)

Management’s Discussion & Analysis

Nine months ended December 31, 2013

1.4	SUMMARY OF QUARTERLY RESULTS

The Company’s selected quarterly results for the eight most recently completed interim financial periods are below. The tables below provide the total exploration costs incurred in the eight quarters in the past two years on a project-by-project basis and administration costs and other income or expenses for the eight quarters in the previous two years:

	Kaslo Silver Property, British Columbia	Blueberry, Wine and other Properties, Manitoba	Nuevo Milenio Property, Mexico	Totals
Fiscal 2012
Fourth Quarter	9,200	2,300	127,047	138,547
Fiscal 2013
First Quarter	2,261	2,535	140,510	145,306
Second Quarter	5,860	1,400	201,294	208,554
Third Quarter	7,902	--	129,623	137,525
Fourth Quarter	(8,958)	--	234,759	225,801
Fiscal 2014
First Quarter	260	--	71,869	72,129
Second Quarter	800	--	192,695	193,495
Third Quarter	27,897	--	50,118	78,015

Quarterly information for the eight quarters to December 31, 2013, is summarized as follows:

Statement of Operations Data	Three months ended March 31, 2013	Three months ended June 30, 2013	Three months ended September 30, 2013	Three months ended December 31, 2013
Investment and other income	$ (1,156)	$ (253)	$ (8)	(17)
Gain on sale of exploration and evaluation asset	--	(50,000)	--	--
General and administrative expenses and other expenses	166,364	144,757	327,086	161,644
Exploration costs	225,801	72,129	193,495	78,015
Net loss and comprehensive loss	391,009	166,633	520,573	239,642
Net loss per common share	0.00	0.00	0.00	0.00

10

Agave Silver Corp.

(formerly Cream Minerals Ltd.)

Management’s Discussion & Analysis

Nine months ended December 31, 2013

Statement of Operations Data	Three months ended March 31, 2012	Three months ended June 30, 2012	Three months ended September 30, 2012	Three months ended December 31, 2012
Investment and other income	$ (20,910)	$ (1,194)	$ (1,082)	(365)
General and administrative expenses and other expenses	372,974	263,611	246,302	304,072
Write-down of exploration and evaluation assets	--	--	--	97,080
Share-based payments	45,316	3,811	--
Exploration costs	138,547	145,306	208,554	137,525
Net loss and comprehensive loss	535,927	411,534	453,774	538,312
Net loss per common share	0.00	0.00	0.01	0.00

1.5	LIQUIDITY AND CAPITAL RESOURCES

The Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements to accredited investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At December 31, 2013, Agave had a working capital deficit of $149,596 (a measurement tool generally defined as current assets less current liabilities) compared to a working capital deficit of $251,609 at March 31, 2013, and a deficit of $41,652,810 at December 31, 2013, and at March 31, 2013 of $40,725,962.

Current assets decreased to $206,426 at December 31, 2013, a decrease from $226,935 at March 31, 2013. During the nine month ended December 31, 2013, the Company completed a share consolidation on the basis of ten pre-consolidation common shares for one post-consolidation common share. The Company closed, in two tranches, a non-brokered private placement of units of the Company at a price of $0.10 per unit (post-consolidation) by issuing an aggregate of 10,300,000 units for gross proceeds of $1,030,000. The Company also received $50,000 for the sale of the Wine Property, Manitoba and a $20,000 non-interest bearing loan from Lang Mining Corporation to help fund operations. The majority of the cash received was used to pay off the majority of the current liabilities, severance and arrears salary to the previous President and CEO and severance to Mexican employees, hence the decrease in current assets.

Total liabilities decreased to $356,022 at December 31, 2013, compared to $478,544 at March 31, 2013. Liabilities that were not included in the March 31, 2013 balance that were paid off after this year end related to current liabilities that occurred during the nine months ended December 31, 2013. The majority of these liabilities related to severance, salary and directors accruals. Therefore during the nine months ended December 31, 2013, there was a major increase in current liabilities which were paid off during this period, after financing was received from the private placement.

11

Agave Silver Corp.

(formerly Cream Minerals Ltd.)

Management’s Discussion & Analysis

Nine months ended December 31, 2013

Agave’s operations consist, almost exclusively, of cash consuming activities given that all of its mineral projectsare in the early exploration stage. Agave will need to receive additional equity capital or other funding from the joint venture of one or more properties or the sale of one of more properties this fiscal year, and failing that, may cease to be economically viable. To date, the only sources of funds that have been available to the Company are the sale of equity capital, the sale of the Company’s properties or loans made from related parties.

The Company does not have sufficient cash on hand to meet its current liabilities. The Company has a working capital deficit as at February 21, 2014. Agave is continuously reviewing strategies for private placement equity financings as well as other forms of financings that would carry the Company through the fiscal year.

1.6	OFF STATEMENT OF FINANCIAL POSITION ARRANGEMENTS

There are no off statement of financial position arrangements.

1.7	TRANSACTIONS WITH RELATED PARTIES

Remuneration of directors and key management personnel of the Company was as follows for the nine months ended December 31, 2013 and 2012:

	Nine months ended December 31,
	2013	2012
Agave Silver Corp. Salaries and benefits*	$ 277,960	$ 193,406
Directors fees (1) Cream Minerals de Mexico, S.A. de C.V. Salaries and benefits (2)	38,500 60,000	63,000 90,000

*A portion of these salaries and benefits were paid through Quorum (see next table).

(1)	Directors are entitled to director fees and stock options for their services.
(2)	Salaries and benefits and share-based payments have been recorded as exploration costs related to the Nuevo Milenio project.
12

Agave Silver Corp.

(formerly Cream Minerals Ltd.)

Management’s Discussion & Analysis

Nine months ended December 31, 2013

Related party transactions for the nine months ended December 31, 2013 and 2012 paid through Quorum, and related party balances as at December 31, 2013 and March 31, 2013 were as follows:

	Nine months ended December 31,
	2013	2012
Exploration and evaluation costs	$ --	$ 144
General and administration	(26,028)	73,550
Salaries and benefits	(10,217)	201,497
Shareholder communications	--	4,152
Quorum’s related party transactions (a)	$ (36,245)	$ 279,343

Balances at:	December 31, 2013	March 31, 2013
Payables: Quorum (a) Lang Mining Corporation (b) Dauntless Developments Ltd. (b) Directors and Officers (c)(d)	$64,067 20,097 2,233 147,250	$ 102,472 -- -- 155,000

(a)	Management, administrative, and other services were provided by Quorum, a private company held jointly, with a one-third interest each by the Company and two other public companies with common directors. Quorum provided services on a full recovery basis to the various entities sharing office space with the Company until August 31, 2012.

(b)	Lang Mining Corporation (“Lang Mining”) and Dauntless Developments Ld. (“Dauntless Developments”) are private companies controlled by Frank A. Lang, who was a former director and Chairman of the Company, and owned 41% of the Company as at December 31, 2013. Ronald Lang, the President and CEO of Agave, and the son of Frank A. Lang, is President of Lang Mining and a director of Dauntless Developments. Lang Mining and Dauntless Developments provided the Company with a non-interest bearing loans, with no specified terms of repayment.

(c)	The directors and officers balance includes fees and expenses owing to directors and officers including any salaries accrued to the Sole Administrator and Director General of Cream Minerals de Mexico, S.A. de C.V., for administrative and geological services rendered.

(d)	On September 27, 2013, the number of directors of the Company was fixed at three and Ronald Lang, Benjamin Ainsworth and Dr. Darryl Drummond were elected as directors.

1.8	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make judgments and estimates that affect the amounts reported in the financial statements and notes. By their nature, these judgments and estimates are subject to change and the effect on the financial statements of changes in such judgments and estimates in future periods could be material. These judgments and estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results could differ from these judgments and estimates. The more significant areas are as follows:

13

Agave Silver Corp.

(formerly Cream Minerals Ltd.)

Management’s Discussion & Analysis

Nine months ended December 31, 2013

a)	Foreign Value-added Taxes Recoverable

The Company’s estimate of foreign value-added taxes recoverable represents management’s best estimate of the amounts expected to be recovered from the Mexican government.

b)	Intangible Exploration and Evaluation Assets

Management is required to assess impairment in respect of intangible exploration and evaluation assets. Note 13 discloses the carrying value of such assets. The triggering events for exploration and evaluation assets are defined in IFRS 6 Exploration for and Evaluation of Mineral Properties and are as follows:

•	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

•	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

•	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area;

•	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and some assets are likely to become impaired in future periods.

c)	Determination of Cash Generating Units

The determination of cash generating units (“CGUs”) requires judgment in defining a group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs are determined by similar geological structure, shared infrastructure, geographical proximity, commodity type, similar exposure to market risks and materiality.

d)	Foreign Currency

The Company applied judgment in determining the functional currency of the Company and its subsidiary. Functional currency was determined based on the currency in which funds are provided to its subsidiary and the degree of dependence on the Company for financial support.

14

Agave Silver Corp.

(formerly Cream Minerals Ltd.)

Management’s Discussion & Analysis

Nine months ended December 31, 2013

e)	Accrued Liabilities

The Company has applied judgment in recognizing accrued liabilities, including judgment as to whether the Company has a present obligation (legal or constructive) as a result of a past event; whether it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and whether a reliable estimate can be made of the amount of the obligation.

1.9	CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new accounting policies during the nine month period ended December 31, 2013:

Application of new and revised accounting standards

The Company has applied the following new and revised IFRSs in these condensed consolidated interim financial statements. The application of these standards, amendments and interpretations did not have a material impact on the results and financial position of the Company.

Effective from January 1, 2013, IFRS 10 – Consolidated Financial Statements (“IFRS 10”) supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. Concurrent with the issuance of IFRS 10, the IASB issued IFRS 11 – Joint Arrangements (“IFRS 11”) and IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) and reissued IAS 27 – Separate Financial Statements and IAS 28 – Investments in Associates and Joint Ventures. Adoption of the standard had no material impact on these financial statements.

Consolidation

IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee. Adoption of the standard had no material impact on these financial statements.

Joint arrangements

IFRS 11 supersedes IAS 31 – Interests in Joint Ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method. Adoption of the standard had no material impact on these financial statements.

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Agave Silver Corp.

(formerly Cream Minerals Ltd.)

Management’s Discussion & Analysis

Nine months ended December 31, 2013

Disclosure of interests in other entities

IFRS 12 combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include enhanced reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements. Adoption of the standard had no material impact on these financial statements.

Fair value measurement

IFRS 13 – Fair Value Measurement (“IFRS 13”) defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. The Company has applied IFRS 13 on a prospective basis, commencing April 1, 2013. Adoption of the standard had no material impact on these financial statements.

Employee benefits

A revised IAS 19 – Employee Benefits (“IAS 19”) has introduced significant changes to the accounting for defined benefit plans and other employee benefits. The amendments include the elimination of the options to defer or recognize actuarial gains and losses in full in profit or loss and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income.

The amended IAS 19 also requires calculation of net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation.

In addition, other changes incorporated into the amended standard include changes made to the date of recognition of liabilities for termination benefits, and changes to the definitions of short-term employee benefits and other long-term employee benefits which may impact on the classification of liabilities associated with those benefits.

The Company has adopted these amendments retrospectively; however, these amendments to IAS 19 had no material impact on these financial statements.

Financial statement presentation

Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”), effective for annual periods beginning on or after July 1, 2012, require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. Adoption of the standard had no material impact on these financial statements.

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Agave Silver Corp.

(formerly Cream Minerals Ltd.)

Management’s Discussion & Analysis

Nine months ended December 31, 2013

Changes in Accounting Standards Not Yet Adopted

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which will be effective for annual periods commencing on or after January 1, 2015. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments.

Levies imposed by governments

In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligation event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity that described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014.

1.10	INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements, and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flow of the Company, as of the date of and for the periods presented.

There was no change in the Company’s internal controls over financial reporting (“ICFR”) that occurred during the nine months ended December 31, 2013, and which materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

1.11	FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Financial risk

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk. Risk management is carried out by the Company’s management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

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Agave Silver Corp.

(formerly Cream Minerals Ltd.)

Management’s Discussion & Analysis

Nine months ended December 31, 2013

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk at the balance sheet dates under its financial instruments is summarized as follows:

	December 31, 2013	March 31, 2013
Amounts receivable
Currently due (within 90 days)	$ 19,342	$ 33,283
Cash	45,955	79,464
Short-term investments	85,018	100,043
	$ 150,315	$ 212,790

Substantially all of the Company’s cash is held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant. Those financial assets that potentially subject the Company to credit risk are receivables. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held. In the nine months ended December 31, 2013, no material provision has been recorded in respect of impaired receivables. The Company’s maximum exposure to credit risk as at December 31, 2013, is the carrying value of its financial assets.

a)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests. During the year ended March 31, 2013, the Company issued 269,767 common shares for gross proceeds of $404,650, from the exercise of warrants. The Company’s subsidiary received $464,432 in foreign value-added taxes during the year ended March 31, 2013.

During the nine months ended December 31, 2013, the Company completed a share consolidation on the basis of ten pre-consolidation common shares for one post-consolidation common share. The Company closed, in two tranches, a non-brokered private placement of units of the Company at a price of $0.10 per unit (post-consolidation) by issuing an aggregate of 10,300,000 units for gross proceeds of $1,030,000. The Company also received $50,000 for the sale of the Wine Property, Manitoba and a $20,000 non-interest bearing loan from Lang Mining to help fund operations. The majority of the cash received was used to pay off the majority of the current liabilities, severance and arrears salaries to the previous President and CEO, and severance to Mexican employees. Further information regarding liquidity risk is set out in Note 1.

The Company’s financial assets are comprised of its cash, short-term investments, marketable securities and amounts receivable and the Company’s financial liabilities are comprised of its accounts payable, accrued liabilities and accounts payable, accrued liabilities and accounts payable, related parties, the contractual maturities of which at December 31, 2013 and March 31, 2013 and are summarized as follows:

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Agave Silver Corp.

(formerly Cream Minerals Ltd.)

Management’s Discussion & Analysis

Nine months ended December 31, 2013

	December 31, 2013	March 31, 2013
Cash Short-term investments	$ 45,955 85,018	$ 79,464 100,043
Amounts receivable Within 90 days or less Accounts payable and accrued liabilities With contractual maturities – Within 90 days or less	19,342 (122,375)	33,283 (221,072)
Within 90 days or less	(233,647)	(257,472)

Interest rate risk

The Company has no significant exposure at December 31, 2013 to interest rate risk through its financial instruments.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and Mexico and a portion of its expenses are incurred in U.S. dollars and in Mexican pesos. A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations. At December 31, 2013, the Company is exposed to currency risk through the following assets and liabilities denominated in Mexican pesos and U.S. dollars, but presented in Canadian dollar equivalents.

	December 31, 2013	March 31, 2013
U.S. Dollars
Cash	$ 41,476	$ 3,762
Accounts payable and accrued liabilities	(9,071)	(17,777)
Mexican Pesos
Cash	3,286	27,102
Value-added taxes recoverable	9,928	11,806
Accounts payable and accrued liabilities	(79,207)	(3,219)

Based on the above net exposures at December 31, 2013, and assuming that all other variables remain constant, a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $3,241 (March 31, 2013 - $1,402) in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $6,599 (March 31, 2013 - $3,569) in the Company’s loss from operations.

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Agave Silver Corp.

(formerly Cream Minerals Ltd.)

Management’s Discussion & Analysis

Nine months ended December 31, 2013

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company has no cash equivalents at December 31, 2013. In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact the value of cash equivalents. As at December 31, 2013, with other variables unchanged, a 1% change in the variable interest rates would have had an insignificant impact on the loss of the Company.

Management of capital

The Company defines capital that it manages as equity. When managing capital, the Company’s objective is to ensure the Company continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders. The Board of Directors does not establish a quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to sustain the future development of the business.

The Company’s capital management approach is revised on an ongoing basis and reflects adjustments in light of economic conditions affecting metal markets and the mining industry in particular. Given the nature of its activities, the Company is dependent on financing to fund its operations. To maintain or adjust the capital structure, the Company may issue new shares, options and warrants, and issue debt. There were no changes in the Company’s approach to capital management during the nine months ended December 31, 2013. Neither the Company nor its subsidiary are subject to externally imposed capital requirements.

1.12	RISKS AND UNCERTAINTIES

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Only investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment should undertake such investment. Prospective investors should carefully consider the risk factors that have affected, and which in the future are reasonably expected to affect, the Company and its financial position.

The Company’s financial condition, results of operations and businesses are subject to certain risks, certain of which are described below (and elsewhere in this MD&A):

Property risk

The Company’s Nuevo Milenio property contains an indicated and inferred mineral resource . Unless the Company acquires or develops additional significant projects, it will be solely dependent upon the potential further development of this project. None of the Company's Canadian projects have reserves or demonstrated economic viability and there is no assurance that an economic or minable deposit will be found. If the Company acquires additional mineral properties, any material adverse development affecting the new mineral properties could also have a material adverse effect on the financial condition and results of operations.

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Agave Silver Corp.

(formerly Cream Minerals Ltd.)

Management’s Discussion & Analysis

Nine months ended December 31, 2013

Additional Funding Requirements

The Company is reliant upon additional equity financing in order to continue its business and operations, as it is in the business of mineral exploration and at present does not derive any income from its mineral assets. There is no guarantee that future sources of funding will be available to the Company. If the Company is not able to raise additional equity funding in the future, it will be unable to carry out its business.

Mineral Exploration

Mineral exploration involves a high degree of risk. Few properties that are explored are brought to production. Unusual or unexpected geological formations, formation pressures, structural weaknesses, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Company has relied on and will continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling. There can be no assurance that the funds required will be obtained on a timely basis or at all. The economics of exploiting mineral reserves and resources discovered by the Company are affected by many factors, many of which are outside the control of the Company, including the cost of operations, variations in the grade recovered, price fluctuations in the metal markets, costs of processing and other equipment, and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There can be no assurance that the Company’s mineral exploration and exploitation activities will be successful.

Commodity Price Volatility

The price of various commodities that the Company is exploring for can fluctuate significantly, and is beyond the Company’s control. The Company is specifically concerned with the prices of precious and base metals. While the Company would benefit from an increase in the value of precious and base metals, a decrease in the value of precious and base metals and other minerals could also adversely affect it.

Title to Mineral Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed or impugned. Although the Company has investigated its title to the mineral properties for which it holds an option or concessions or mineral leases or licences, there can be no assurance that the Company has valid title to such mineral properties or that its title thereto will not be challenged or impugned. For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex. The Company does not carry title insurance with respect to its mineral properties. A successful claim that the Company does not have title to a mineral property could cause the Company to lose its rights to explore, develop and mine that property, perhaps without compensation for its prior expenditures relating to the property.

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Agave Silver Corp.

(formerly Cream Minerals Ltd.)

Management’s Discussion & Analysis

Nine months ended December 31, 2013

Country Risk

The Company could be at risk regarding any political developments in the country in which it operates. Currently the Company is not pursuing the development any of its properties.

Uninsurable Risks

Mineral exploration activities involve numerous risks, including unexpected or unusual geological operating conditions, formation weaknesses, hydrogeological conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could negatively affect the Company’s profitability and financial position and the value of its common shares.

Environmental Regulation and Liability

The Company’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities but also the possible effects of such activities upon the environment. Environmental legislation may change and make mining uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions and a breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner that may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Company’s properties, the extent of which cannot be predicted. In the context of environmental permits, including the approval of closure and reclamation plans, the Company must comply with standards and laws and regulations that may entail costs and delays, depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. The Company does not maintain environmental liability insurance.

Regulations and Permits

The Company’s activities are subject to a wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company’s permits that could have a significant adverse impact on the Company’s existing or future operations or projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

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Agave Silver Corp.

(formerly Cream Minerals Ltd.)

Management’s Discussion & Analysis

Nine months ended December 31, 2013

Potential Dilution

The issue of common shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company’s current shareholders. The Company may also issue additional options and warrants or additional common shares from time to time in the future. If it does so, the ownership interest of the Company’s then current shareholders could also be diluted.

1.13	ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The required disclosure on capitalized or expensed exploration and development costs are presented in the schedule exploration and evaluation costs attached to the unaudited condensed consolidated interim financial statements (Note 13) for the nine months ended December 31, 2013. The required disclosure on general and administrative expenses is presented in the schedule expenses by nature in Note 8 of the financial statements.

There were no research and development costs, deferred development costs or other material costs, whether capitalized, deferred or expensed, that were not referred to above.

On, or effective, October 3, 2013, Michael O’Connor resigned as President and CEO of the Company, and Ronald Lang was appointed as the new President and CEO.

1.14	OUTSTANDING SHARE DATA

The following details the share capital structure as of February 21, 2014, the date of this MD&A:

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

25,834,059 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates

417,500 60,000 40,000	3.80 2.20 1.60	March 4, 2016 June 1, 2016 June 23, 2016
517,500

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Agave Silver Corp.

(formerly Cream Minerals Ltd.)

Management’s Discussion & Analysis

Nine months ended December 31, 2013

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Dates

6,000,000	$0.25	October 3, 2015
4,300,000	$0.25	November 29, 2015
10,300,000

Approval

The Board of Directors of Agave has approved the disclosure contained in the MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

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